March 5, 2025

Dominique Kwong
Chief Executive Officer
Damon Inc.
704 Alexander Street
Vancouver, British Columbia V6A 1E3

       Re: Damon Inc.
           Draft Registration Statement on Form S-1
           Submitted February 28, 2025
           CIK No. 0002000640
Dear Dominique Kwong:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing